SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2008
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2007 Annual Report
On March 31, 2008, Shinhan Financial Group (“SFG”) filed the 2007 Annual Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1.	Introduction of the Group
2.	Business Results
3.	Independent Auditor
4.	Directors, Executive Officers and Employees
5.	Activities of Board of Directors and Sub-committees
6.	Largest Shareholder and Market Price Information of Our Common Shares and ADRs
7.	Related Party Transactions
EX-99.1 NON-CONSOLIDATED FINANCIAL STATEMENTS
EX-99.2 CONSOLIDATED FINANCIAL STATEMENTS
Exhibit 99-1
Independent Auditor’s Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2007
Exhibit 99-2
Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2007

1. Introduction of the Group
Company History in 2007
■	March 2007: LG Card joined Shinhan Financial Group as subsidiary

■	July 2007: Good Morning Shinhan Securities Asia Ltd., an overseas subsidiary of Good Morning Shinhan Securities, joined Shinhan Financial Group as indirect subsidiary

■	August 2007: Shinhan Khmer Bank Limited joined Shinhan Financial Group as indirect subsidiary

■	September 2007: LG Card became a wholly-owned subsidiary of Shinhan Financial Group through a small-scale share swap

■	October 2007: The integrated Shinhan Card was launched
Principal Subsidiaries under Korean Law as of December 31, 2007
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card 1)	100.0%
SHC Management 1)	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	On September 21, 2007, LG Card became a wholly owned subsidiary of Shinhan Financial Group through a small scale share swap. LG Card shares were de-listed from the Korea Exchange on October 10, 2007. Further, through a process of business transfer and assumption, Shinhan Card’s business was fully assumed by LG Card. Subsequently, LG Card changed its name to “Shinhan Card” on October 1, 2007. Former Shinhan Card has changed its name to “SHC Management” and is in the process of liquidation.

2)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries

	(As of December 31, 2007)
		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.00%
	SH Asset Management	99.97%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	100.00%
Good Morning Shinhan	Good Morning Shinhan Securities Europe Ltd.	100.00%
Securities	Good Morning Shinhan Securities USA Inc.	100.00%
	Good Morning Shinhan Securities Asia Ltd.	100.00%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	% 2)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
Number of Shares
Number of issued and outstanding shares of the Group as of December 31, 2007

Types of Shares	Number of Shares
Common Shares	396,199,587
Redeemable Preferred Shares	59,440,377
Redeemable Convertible Preferred Shares	14,721,000

Total	470,360,964

*	On August 20, 2007, 9,316,792 shares of series 2 redeemable preferred shares were redeemed.

*	On September 21, 2007, the Group’s common shares increased by 14,631,973 shares, as a result of a small scale share swap with LG Card.

Employee Stock Ownership Plan (ESOP)
ESOP Ownership per company

		(As of December 31, 2007, Unit: shares)
Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	26,302	37,774	64,076
Shinhan Bank	1,198,213	4,034,588	5,232,801
Good Morning Shinhan Securities	—	48,688	48,688
Shinhan Capital	11,560	43,272	54,832
Shinhan Card	—	90,188	90,188
Shinhan Life Insurance	—	75,439	75,439
SH&C Life Insurance	—	1,509	1,509
Shinhan Credit Information	—	1,392	1,392
Shinhan Data System	—	3,206	3,206

Total	1,236,075	4,336,056	5,572,131

Dividends

			(As of December 31, 2007, Unit: KRW million)
	2007	2006	2005
Net Income	2,396,377	1,832,718	1,560,760
Earning per Share	KRW 5,562	KRW 4,776	KRW 4,360
Dividends Paid	620,442	392,239	385,049
Preferred Share	263,862	55,245	106,972
Common Share	356,580	336,994	278,077
Dividend Payout Ratio	25.89%	21.40%	24.67%
Dividend per Share	KRW 900	KRW 900	KRW 800
(Common Share)

2. Business Results
Operation Results

		(KRW million)
	2007	2006	2005
	(Jan.1~Dec.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	2,749,536	2,003,752	1,718,950
Gain using the equity method of accounting	2,632,111	1,917,268	1,618,314
Interest income	117,333	79,151	95,812
Gain on Foreign Currency Transaction	92	5,838	3,451
Other income	—	1,495	1,373
Operating Expense	375,344	182,889	158,321
Loss using the equity method of accounting	—	—	1,047
Interest Expense	326.928	129,644	114,544
Loss on Foreign Currency Transaction	93	5,838	3,449
Commission Expense	112	269	124
SG&A Expense	48,211	47,138	39,157
Operating Income	2,374,192	1,820,863	1,560,629
Source and Use of Funds
Source of Funds

					(KRW million)
	2007		2006		2005
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	15,896,140	71.40	10,376,235	76.70	8,463,137	77.35
Capital Stock	2,374,866	10.67	2,170,758	16.05	2,100,646	19.20
Capital Surplus	7,482,652	33.61	4,360,100	32.23	3,846,957	35.16
Capital Adjustment	19,669	0.09	25,520	0.19	11,475	0.10
Comprehensive Income	1,578,309	7.09	840,704	6.21	345,178	3.16
Retained Earnings	4,440,644	19.95	2,979,153	22.02	2,158,881	19.73
Liabilities	6,368,277	28.60	3,152,497	23.30	2,477,425	22.65
Borrowings	6,242,453	28.04	2,769,824	20.47	2,230,681	20.39
Other liabilities	125,824	0.57	382,673	2.83	246,744	2.26

Total	22,264,417	100.00	13,528,732	100.00	10,940,562	100.00

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

					(KRW million)
	2007		2006		2005
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	20,342,185	91.37	11,646,253	86.09	9,060,179	82.82
Shinhan Bank	10,820,953	48.60	8,997,565	66.50	7,591,397	69.39
LG Card	5,963,810	26.79	—	—	—	—
Shinhan Card	955,862	4.29	639,038	4.72	197,754	1.81
Good Morning Shinhan Securities	1,432,555	6.43	943,203	6.97	867,403	7.93
Shinhan Life Insurance	807,664	3.63	768,599	5.68	147,558	1.35
Shinhan Capital	220,347	0.99	170,264	1.26	139,108	1.27
Jeju Bank	73,916	0.33	66,809	0.49	57,606	0.53
Shinhan Credit Information	11,249	0.05	9,179	0.07	8,198	0.07
Shinhan Private Equity	9,864	0.04	8,987	0.07	9,300	0.09
Shinhan BNP Paribas ITMC	26,597	0.12	24,152	0.18	23,139	0.21
SH&C Life Insurance	17,821	0.08	17,322	0.13	14,879	0.14
Shinhan Macquarie FA	1,547	0.01	1,135	0.01	1,641	0.01
E-Shinhan	—	—	—	—	2,197	0.02
Loans	1,201,143	5.39	1,299,633	9.61	1,667,537	15.24
Fixed Assets	662	0.00	959	0.01	1,296	0.01
Cash Deposit in bank	557,627	2.50	422,201	3.12	177,313	1.62
Other Assets	162,800	0.73	159,686	1.18	34,237	0.31

Total	22,264,417	100.00	13,528,732	100.00	10,940,562	100.00

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.
Other Financial Information
Group BIS Ratio

(KRW million)
2007
Aggregate Amount of Equity Capital (A)	15,945,940
Risk-Weighted Assets (B)	161,849,385
BIS Ratio (A/B) 1)	9.85%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Supervisory Commission, the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio

		(KRW million)
	2007	2006	2005
Won Assets due within 3 months (A)	220,009	605,415	341,547
Won Liabilities due within 3 months (B)	209,888	248,661	332,746
Won Liquidity Ratio (A/B) 1)	104.82%	243.47%	102.65%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of no less than 100%.

Liabilities to Equity Ratio

		(KRW million)
	2007	2006	2005
Liabilities (A)	7,349,727	3,642,105	2,325,114
Equity (B)	17,977,801	11,361,526	10,137,017
Liabilities to Equity Ratio (A/B)	40.88%	32.06%	22.94%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	2007	2006	2005
Shinhan Bank 2)	12.09	12.01	10.94
Jeju Bank	11.32	11.26	11.71

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	The integrated Shinhan Bank was launched on April 1, 2006 and the figure for 2005 is of pre-merger Chohung Bank, the surviving entity.
(2) Adjusted Equity Capital Ratio (%)

	2007	2006	2005
Shinhan Card	25.31	34.25	25.55

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. 2006 and 2005 figures are of former LG Card.
(3) Net Capital Ratio (%)

	Dec.31 2007	Mar.31 2007	Mar.31 2006
Good Morning Shinhan Securities	568.44	451.69	558.60

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities brokerage businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	Dec.31 2007	Mar.31 2007	Mar.31 2006
Shinhan Life Insurance	226.05	224.75	230.79

*	Under the guidelines issued by the Financial Supervisory Commission, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.

Non- Performing Loans of Certain Subsidiaries 1)
     (1) Non- Performing Loans

						(KRW million)
	Dec.31, 2007		Dec.31, 2006		Dec.31, 2005
	Balance	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	of NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 2)	848,846	0.63	729,655	0.62	531,349	1.15
Jeju Bank	11,952	0.60	13,120	0.74	16,287	1.15
Shinhan Card 3)	448,866	3.71	493,236	6.05	544,705	8.22
GMSH Securities 3)	30,530	2.40	25,888	2.54	26,943	5.68

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Commission.

2)	Figures for 2005 are of pre-merger Chohung Bank, the surviving entity.

3)	Under the guidelines of the Financial Supervisory Commission, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.” 2006 and 2005 figures for Shinhan Card are of former LG Card.
     (2) Loan Loss Allowances & Write-offs for the period

					(KRW million)
			Jan. 1, 2007~	Jan. 1, 2006~	Jan. 1, 2005~
			Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Shinhan Bank	Loan Loss	Domestic	2,317,075	1,911,843	905,000
	Allowance	Overseas	76,175	59,758	27,600
		Total	2,393,250	1,971,601	932,600
	Write-offs		186,316	160,636	571,500

Jeju Bank	Loan Loss	Domestic	31,849	26,313	25,329
	Allowance	Overseas	—	—	—
		Total	31,849	26,313	25,329
	Write-offs		7,188	8,325	19,145

Shinhan Card	Loan Loss	Domestic	947,737	1,031,823	1,190,571
	Allowance	Overseas	—	—	—
		Total	947,737	1,031,823	1,190,571
	Write-offs		430,535	535,622	1,532,742

1)	2006 and 2005 figures for Shinhan Card are of former LG Card.

			Apr. 1, 2007~	Apr. 1, 2006~	Apr. 1, 2005~
			Dec. 31, 2007	Mar. 31, 2007	Mar. 31, 2006
GMSH Securities	Loan Loss	Domestic	36,238	30,776	28,900
	Allowance	Overseas	—	—	—
		Total	36,238	30,776	28,900
	Write-offs		—	1,117	2,300

3. Independent Auditor
Audit Opinion for the last 3 years

	FY 2007	FY 2006	FY 2005
Audit Opinion	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment	Details	Working
		(KRW mil.)		hours
	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	2,465 hours

2007	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours

2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,150 hours

2005	KPMG Samjong Accounting Corp.	288	Review/Audit of Financial Statements	3,073 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee member	3 years starting from March 20, 2007
In Ho Lee	Nov. 2, 1943	President & CEO	2 years starting from March 20, 2007
2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, of which 12 members are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 19, 2008.
     Our non-executive directors are as follows:

Name	Date of Birth	Outside	Sub-Committees	Service Term
Director
Sang Hoon Shin	Jul. 1, 1948	X	—	3 years starting from March 19, 2008
Pyung Joo Kim	Feb. 06, 1939	O	Risk Management Committee Chair Board Steering Committee member Compensation Committee member	1 year starting from March 19, 2008
Si Jong Kim	Aug. 16, 1937	O	—	1 year starting from March 19, 2008
Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 19, 2008
Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee member Compensation Committee member	1 year starting from March 19, 2008
Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 19, 2008
Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 19, 2008
Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Chair Compensation Committee member	1 year starting from March 19, 2008
Haeng Nam Chung	Mar. 15, 1941	O	—	1 year starting from March 19, 2008
Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 19, 2008
Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 19, 2008
Bong Youn Cho	Mar. 9, 1949	O	Compensation Committee member Risk Management Committee member Audit Committee member	1 year starting from March 19, 2008
Young Sup Huh	Oct. 9, 1941	O	Board Steering Committee member Compensation Committee member Audit Committee member	1 year starting from March 19, 2008
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 15, 2008.
Chair of the Board Steering Committee and Compensation Committee will be elected in the near future.

3) Executive Officers
In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Baek Soon Lee	Oct. 8, 1952	Deputy President	— General Affairs Team — Business Management Team — Public Relations Team
Jae Woon Yoon	Jul. 22, 1951	Deputy President	— Synergy Management Team — Information & Technology Planning Team — Risk Management Team — Audit & Compliance Team
Buhmsoo Choi	Aug. 8, 1956	Deputy President and Chief Financial Officer	— Finance Management Team — Investor Relations Team — Strategic Planning Team
Stock Options (as of March 19, 2008)

	Number of Changes
	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options	Exercise Price
Granted in 2002	864,576	632,209	0	232,367	18,910
Granted in 2003	1,020,416	614,992	11,600	393,824	11,800
Granted in 2004	1,258,923	539,992	15,200	704,731	21,595
Granted in 2005	2,620,331	0	251,300	2,369,031	28,006
Granted in 2006	3,296,200	0	477,000	2,819,200	38,829
Granted in 2007	1,301,050	0	123,500	1,177,550	54,560
Granted in 2008	808,700	0	0	808,700	49,053
	11,170,196	1,786,193	878,600	8,505,403

Note)	The weighted-average exercise price of outstanding exercisable options as of Mar 19, 2008 is KRW 35,740.
Employees

				(As of Dec. 31, 2007)
			Total Salaries and wages	Average Payment
	Number of		paid in recent 12 months	per person
	Employees	Average length of Service	(KRW million)	(KRW million)
Male	74	2yrs 5mths	8,396	98
Female	14	3yrs 6mths	658	40
Total	88	2yrs 11mths	9,054	88

5. Activities of Board of Directors and sub-committees during 2007 4Q and 2008 1Q
1) Meetings of Board of Directors

Date	Agenda
Dec. 20, 2007	1. Approval of financial support limit per subsidiary in 2008	Approved
— Shinhan Card limit increased by KRW 1.3tril in consideration of integration
— Limits for other subsidiaries are unchanged.
	2. Corporate Bond Issuance	Approved
— 47th issuance of corporate bond to provide working capital to Shinhan Card and Shinhan Capital
	3. Appointment of Non-Director Executives	Approved
— Appointment of Deputy President (Baek Soon Lee)
	4. Business plans and budget for the year 2008	Approved
— Approval of business plans and budget for year 2008
Feb. 4, 2008	1. Approval of 7th FY Financial Statements and Business Report	Approved
	2. Capital injection for Establishment of Shinhan Bank’s Local Affiliate in China and its Incorporation into SFG as an Indirect Subsidiary	Approved
	3. Corporate Bond Issuance	Approved
— 48th and 49th issuance of corporate bond to provide working capital to Shinhan Card and Shinhan Capital
	4. Enactment of Audit Committee Candidate Recommendation Committee Bylaws	Approved
— Enactment of the above Bylaws to abide by the revision to the “Financial Holding Company Act”
	5. Appointment of Members to Outside Director Candidate Recommendation Committee	Approved
— Members : Eung Chan Ra, Byung Hun Park, Shee Yul Ryoo, Pyung Joo Kim, Sung Bin Chun
Feb. 14 2008	1. Convocation of Ordinary General Shareholders’ Meeting for FY 2007	Approved
— General Shareholders’ Meeting to be held Mar 19, 2008.
	2. Approval of Director Remuneration Pool	Approved
— Approval of FY 2008 pool, KRW 9 billion.
	3. Grant of Stock Options to Executives and Employees of the Company and its Subsidiaries	Approved
— Approval for stock option grant up to the limit of 808,700 shares
	4. Performance Unit Assignment to Executives	Approved
— Granted to 3 managing directors
	5. Cancellation of Stock Options	Approved
— A total of 423,100 stock options cancelled (2 companies, 162 persons)
	6. Revisions of the Articles of Incorporation	Approved
— Stipulate the grounds for the establishment of the Audit Committee Candidate Recommendation Committee
— Revise the extent of consolidated financial statements subject to public notice
Mar. 19, 2008	1. Appointment of Sub-Committee Members	Approved
— Appointment of committee members
	2. Compensation for Directors	Approved
— Detail expenditure items classification within the limit granted by the GSM
	3. Revision to the Board of Directors Bylaws	Approved
— Reflect the revision made to the Articles of Incorporation
2) Board Steering Committee

Date	Agenda
Dec. 20, 2007	1. Appointment of Non-Director Executives Candidates	Approved
— Appointment of Deputy President (Baek Soon Lee)
Feb. 4, 2008	1. Appointment of Members to Outside Director Candidate Recommendation Committee	Approved
— Members : Eung Chan Ra, Byung Hun Park, Shee Yul Ryoo, Pyung Joo Kim, Sung Bin Chun

Date	Agenda
Feb. 14, 2008	1. Recommendation for directors who are not outside directors	Approved
— Sang Hoon Shin
	2. Deliberation on compensation to outside directors with professional expertise	Approved
3) Risk Management Committee

Date	Agenda
Dec. 20, 2007	1. Establishing Group Trading Policies and Guidelines	Approved
	2. Group’s Minimum Equity Capital Ratios and Risk Limits for 2008	Approved
* Reporting Item: Group’s Capital Adequacy Ratios and Risk Management Operation for 3Q 2007
Feb. 14, 2008	1. Risk Limit by each Subsidiary for the year 2008	Approved
* Reporting Item: Group’s Capital Adequacy Ratios and Risk Management Operation for 4Q 2007
Mar. 19, 2008	1. Appointment of Risk Management Committee Chair	Approved
— Mr. Pyung Joo Kim appointed.
4) Compensation Committee

Date	Agenda
Feb. 14, 2008	1. 2007 Evaluation and Compensation Results for the Management	Approved
	2. 2008 Evaluation and Compensation Scheme for the Management	Approved
	3. 2008 Group KPI Target and MBO of the Management	Approved
	4. 2008 Stock Options granted to the Management	Approved
5) Audit Committee

Date	Agenda
Dec. 20, 2007	1. Appointment of an independent auditor for Korean-GAAP financial reporting and approval of audit service compensation level for the FY 2008	Approved
— Independent auditor: KPMG
	2. Ratification of the Company and its subsidiaries’ Audit and Non-audit Contracts	Approved
— 10 contracts including Shinhan Bank’s engagement contract for comfort letter drafting
Feb. 14, 2008	1. Audit Results for the 7th FY	Approved
— Confirmation of Audit Results for the 7th FY and Submission of Audit Report
2. Evaluation of the Operation Status of the Internal Accounting Control System for the year 2007
— The internal accounting control system has been efficiently planned and properly operated.
3. Evaluation of the Internal Monitoring System
— The internal monitoring system has been properly operated.
4. Approval of audit plans for 2008
— Approval of 2008 audit plans for Shinhan Financial Group and subsidiaries
5. Ratification of the Company and its Subsidiaries’ Non-audit Contracts
— 2 contracts including Shinhan Bank’s engagement contract for a verification report of its capital injection into the Shanghai branch
6. Audit of the 7th General Shareholders’ Meeting’s Agendas
— There is not any material violation of relevant laws, regulations and the Group’s Articles of Incorporations.
Mar. 19, 2008	1. Appointment of Audit Committee Chair	Approved
— Ms. Sung Bin Chun appointed.

6) Outside Director Recommendation Committee

Date	Agenda
Feb. 14, 2008	1. Appointment of Outside Director Recommendation Committee Chair	Approved
— Mr. Byung Hun Park appointed.
	2. Nomination of outsider director candidates	Approved
— Candidates for outside directors: Si Jong Kim, Yong Woong Yang, Haeng Nam Chung,
Young Hoon Choi, Young Woo Kim, Philippe Reynieix
— Candidates for outside directors with professional expertise:
Shee Yul Ryoo, Pyung Joo Kim, Sung Bin Chun, Young Sup Huh, Bong Youn Cho
7) Audit Committee Member Recommendation Committee

Date	Agenda
Feb. 14, 2008	1. Appointment of Audit Committee Member Recommendation Committee Chair	Approved
— Mr. Byung Hun Park appointed.
	2. Nomination of audit committee members	Approved
— Candidates for audit committee members
Sung Bin Chun, Young Woo Kim, Young Sup Huh, Bong Youn Cho
6. Largest Shareholder and Market Price Information of our Common Shares and ADRs
Largest Shareholder of Shinhan Financial Group as of December 31, 2007

Name	No. of Common Shares	Ownership%
BNP Paribas Group	33,682,104	8.50
Common Share Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2007	Aug. 2007	Sep. 2007	Oct. 2007	Nov. 2007	Dec. 2007
Price per share	High	66,200	60,800	60,300	64,700	58,500	55,700
	Low	56,300	52,800	53,400	53,000	46,850	47,650
Trading Volume		34,082,039	34,467,487	22,284,348	42,104,404	43,294,968	38,050,385
American Depositary Shares traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2007	Aug. 2007	Sep. 2007	Oct. 2007	Nov. 2007	Dec. 2007
Price per share	High	148.29	132.80	131.68	144.17	129.88	119.25
	Low	124.50	113.10	114.49	116.79	99.50	102.90
Trading Volume		849,200	972,500	722,600	1,024,800	863,300	834,500

7. Related Party Transactions
Loans to Subsidiaries

						(As of Dec. 31, 2007, Unit: KRW 100 million)
		Origination	Maturity	Funding	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Capital	Loan in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	0	200	—
Shinhan Capital	Loan in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	0	200	—
Shinhan Capital	Loan in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	0	200	—
Shinhan Capital	Loan in KRW	2002-12-16	2007-12-16	0.00%	6.22%	200	0	200	—
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1000	0	0	1,000
Shinhan Capital	Loan in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	0	0	300
Shinhan Capital	Loan in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	0	0	200
Shinhan Capital	Loan in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	0	300	—
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	0	0	200
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	0	0	500
Shinhan Capital	Loan in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	0	0	300
GMSH Securities	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	0	0	700
Shinhan Card	Loan in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	0	500	—
Shinhan Capital	Loan in KRW	2005-03-18	2007-03-18	4.23%	4.54%	500	0	500	—
Shinhan Card	Loan in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	0	0	500
Shinhan Capital	Loan in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	0	0	500
Shinhan Capital	Loan in KRW	2005-12-16	2008-12-16	5.34%	5.67%	400	0	0	400
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	0	0	500
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	0	0	500
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	1000	0	0	1,000
Shinhan Card	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	1000	0	0	1,000
GMSH Securities	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	1000	0	0	1,000
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	500	0	0	500
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	0	500	0	500
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	0	500	0	500
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	0	500	0	500
Shinhan Card	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	0	1000	0	1,000
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	0	500	0	500
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	0	1000	0	1,000
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	0	500	0	500
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	0	500	0	500
Shinhan Private Equity	Loan in KRW	2007-06-28	2008-06-27	5.31%	5.51%	0	50	0	50
Shinhan Capital	Loan in Foreign Currency	2006-12-29	2009-12-29	3M Libor+0.25%	3M Libor+0.38%	279	0	279	—
Shinhan Capital	Loan in Foreign Currency	2004-07-15	2007-06-15	3M Libor+0.70%	3M Libor+0.90%	372	0	372	—
		—	—	—	—	11,851	5,050	2,751	14,150

Exhibit 99-1 Independent Auditor’s Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2007
Exhibit 99-2 Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : March 31, 2008